UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

198 Davenport Road
Toronto, Ontario M5R 1J2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Acquisition of Just Brands LLC and High Roller Private Label LLC
On February 24, 2022, Flora Growth U.S. Holdings Corp. (“Holdings”), a wholly-owned subsidiary of Flora Growth Corp. (“Flora”) completed the acquisition of 100% of the outstanding equity interests (the “Acquired Interests”) in each of (i) Just Brands LLC and (ii) High Roller Private Label LLC (collectively, the “Acquired Companies”). The acquisition was made pursuant to the terms of a securities purchase agreement dated as of February 24, 2022 (the “Agreement”) between Holdings, Flora, the Sellers named therein and the Sellers’ Representative. Below is a summary of the material terms of the Agreement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement.
The Purchase Price for the Acquired Interests was comprised of (i) of $16,000,000 in cash (the “Cash Consideration”) and (ii) 9,500,000 privately issued common shares, no par value per share, of Flora (the “Flora Shares”).  The Flora Shares are exempt from the registration requirements of the Securities Act of 1933, as amended. The Purchase Price is subject to potential adjustments as described below.
Pursuant to the Agreement, $1.0 million of the Cash Consideration has been deposited into an escrow account, to satisfy any reduction to the Purchase Price which may become necessary in the event that Flora determines that the Working Capital of the Acquired Companies delivered at the Closing is less than the Target Working Capital agreed upon by the Parties.
Similarly, 3,166,667 of the Flora Shares (the “Escrow Shares”) have been deposited into a share escrow account to satisfy (i) shortfalls, if any, between the Acquired Companies’ actual audited 2021 revenue/EBITDA vs. targeted revenue/EBITDA, (ii) indemnification claims, if any, arising from Sellers’ breach of representations and warranties for a period of 15 months following the Closing and (iii) all expenses of defending and all settlements and/or final judgments with respect to, litigation relating back to the period prior to the Closing.
Each of the Sellers has entered into a lock-up agreement with Holdings, pursuant to which they have agreed not to sell any Flora Shares for a period of six (6) months following the Closing Date.
The Agreement provides that if at any time during the 24 months following the Closing (the “Reference Period”), the five-day volume weighted average price (“VWAP”) per share of Flora’s common shares as quoted on the Nasdaq Capital Market fails to equal or exceed the Share Price, then promptly following the Reference Period, Flora shall issue a number of additional Flora common shares (the “Additional Shares”, together with the Flora Shares, the “Share Consideration”) to Sellers so that the Share Consideration has an aggregate value of $47,500,000, less the value of any Escrow Shares relinquished or sold out of the share escrow described in the preceding paragraph, determined by a formula set forth in the Agreement.
In the event (i) the VWAP exceeds the Share Price at any time during the Reference Period and (ii) some or all of the Escrow Shares are released from escrow at a weighted average sale price below the Share Price, Flora shall issue Additional Shares to Sellers calculated pursuant to the formula set forth in the Agreement. Such Additional Shares, if any, would be issued promptly following the expiration of the Reference Period.  Notwithstanding the foregoing, in no event shall Flora be obligated to issue more than 3.65 million Additional Shares unless Flora’s shareholders have voted on and approved the terms of the Agreement.  If such shareholder approval is not obtained and if, at the end of the Reference Period, Flora is required to issue more than 3.65 million Additional Shares to the Sellers (any such shares being referred to as “Excess Shares”), then Flora shall deliver cash in lieu of the Excess Shares, calculated by a formula set forth in the Agreement.
Pursuant to the Agreement, Flora shall use commercially reasonable efforts to cause all Share Consideration issued or issuable to the Sellers to be included in a registration statement filed on Form F‑3 (or Form S-3, if applicable) for resale within twenty (20) Business Days of when Flora first becomes eligible to use such registration form.  In the event Flora is unable to register such Share Consideration for resale using Form F‑3 (or Form S-3, if applicable) by June 30, 2022, Flora agrees to register such Share Consideration on Form F‑1 (or Form S-1, if applicable) for resale by no later than August 31, 2022.

The Sellers also entered into restrictive covenant agreements pursuant to which they agreed that they will not compete with the business conducted by the Acquired Companies nor solicit employees of the Acquired Companies for a period of two years following the Closing Date.
A press release announcing the transaction is filed as Exhibit 99.1 hereto.
The description of the Agreement herein is only a summary and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report Form 6-K and is incorporated by reference herein.
The Agreement is filed with this Report on Form 6-K to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Flora, Holdings, the Acquired Companies or any of the other parties to the Agreement. The representations, warranties and covenants contained in the Agreement were made solely for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Flora, Holdings, the Acquired Companies or any of the other parties to the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Flora’s public disclosures, except to the extent required by law.
Exhibit Index
Exhibit 10.1*	Securities Purchase Agreement, dated as of February 24, 2022 by and among Flora Growth Corp., Flora Growth U.S. Holdings Corp., the Sellers named therein and the Sellers’ Representative.
Exhibit 99.1	Press release of Flora Growth Corp., dated February 28, 2022.

*Schedules and similar attachments to this exhibit have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in such exhibit. Flora will supplementally provide a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission or its staff upon request.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
FLORA GROWTH CORP.

Date: February 28, 2022	By:	/s/Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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